23 February 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America



Dear Sir

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group and Nedbank Limited – results announcements.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***



NEDBANK
GROUP

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

NEDBANK GROUP

A member of the OLD MUTUAL Group

'2006 has been a year of growth for Nedbank Group. This is reflected in improved financial performance and in the growth of our distribution network, client base and market share. We have created a strong platform for sustainable growth.

The Old Mutual Group's vision is to provide all South Africans with access to high quality financial products and services. Nedbank Group is committed to playing its part in the realisation of this vision.'

Tom Boardman *Chief Executive*

Overview

Banking environment

Financial performance

Balance sheet

Cluster performance

Capital management

Strategic objectives

Prospects

Board changes during the year

Accounting policies

Restatement of 2005 results

Subsequent events

Forward-looking statements

ROE increased
from 15,5% to 18,6%

Growth strategy
reflected in performance

Headline earnings up
40,0% to R4 435 million

Fully diluted HEPS up
36,0% to 1 076 cents

Efficiency ratio improved
from 64,8% to 58,2%

Final dividend per share up
53,5% to 284 cents

Strong performance
from all business clusters

Realising synergies
from Old Mutual Group strategy

Group capital
adequacy of 11,8%

Reviewed preliminary financial results

for the year ended 31 December 2006

These results and additional information are available on www.nedbankgroup.co.za

Financial highlights

at 31 December		Reviewed 2006	Audited 2005
Share statistics			
Number of shares listed	m	450,9	442,8
Number of shares in issue excluding shares held by group entities	m	394,7	401,8
Weighted average number of shares	m	399,5	397,2
Fully diluted weighted average number of shares	m	412,3	400,4
Headline earnings per share	cents	1 110	797
Fully diluted headline earnings per share	cents	1 076	791
Dividends declared per share	cents	493	290
– Interim	cents	209	105
– Final	cents	284	185
Dividend paid per share	cents	394	181
Dividend cover	times	2,25	2,75
Net asset value per share	cents	6 363	5 597
Tangible net asset value per share	cents	5 106	4 351
Closing share price	cents	13 350	10 000
Price earnings ratio	historical	12	13
Market capitalisation	Rbn	60,2	44,3
Key ratios			
Return on ordinary shareholders' equity (ROE)	%	18,6	15,5
Return on total assets (ROA)	%	1,14	0,93
Net interest income to interest-earning banking assets	%	3,92	3,55
Non-interest revenue to total income*	%	46,3	49,8
Impairments charge to average advances	%	0,52	0,49
Efficiency ratio*	%	58,2	64,8
Effective taxation rate	%	27,0	23,4
Group capital adequacy ratio			
– Tier 1	%	8,3	9,4
– Total	%	11,8	12,9
Number of employees		24 034	22 188
Balance sheet statistics (Rm)			
Total equity attributable to equity holders of the parent		25 116	22 490
Total equity		29 388	26 309
Amounts owed to depositors		324 685	261 311
Loans and advances		308 563	248 408
Gross		313 747	253 622
Impairment of loans and advances		(5 184)	(5 214)
Total assets		424 912	352 258
Earnings reconciliation (Rm)			
Profit attributable to equity holders of the parent		4 533	3 836
Less: Non-trading and capital items		98	669
Impairment of goodwill		(70)	(1)
Profit on sale of subsidiaries, investments and property and equipment		248	904
Net impairment of investments, property and equipment and capitalised development costs		(54)	(202)
Taxation on above items		(26)	(32)
Headline earnings		4 435	3 167

* 2005 Restated

Condensed consolidated statement of changes in equity

Rm	Total equity attributable to equity holders of the parent	Minority shareholders' equity attributable to preference shareholders	Minority shareholders' equity attributable to ordinary shareholders	Total equity
Balance at 31 December 2004	18 337	2 770	680	21 787
Net income recognised directly in equity	463	–	136	599
Release of reserves previously not available	(70)			(70)
Foreign currency translation reserve movement	95		10	105
Available-for-sale reserve movement	(204)			(204)
Revaluation of owner-occupied property	153			153
Share-based payments reserve movement	466			466
Net acquisition of subsidiaries			17	17
Capitalisation of minorities			107	107
Other	23		2	25
Profit for the year	3 836	228	233	4 297
Dividends to shareholders	(727)	(228)		(955)
Issues of shares net of expenses	1 336			1 336
Shares acquired by group entities	(755)			(755)
Balance at 31 December 2005	22 490	2 770	1 049	26 309
Net income recognised directly in equity	400	–	17	417
Release of reserves previously not available	(105)			(105)
Foreign currency translation reserve movement	334		21	355
Available-for-sale reserve movement	(110)			(110)
Revaluation of owner-occupied property	77			77
Share-based payments reserve movement	225			225
Other	(21)		(4)	(25)
Profit for the year	4 533	219	309	5 061
Dividends to shareholders	(1 562)	(219)	(23)	(1 804)
Issues of shares net of expenses	875			875
Shares acquired by group entities	(1 620)			(1 620)
Shares issued/(repurchased) by subsidiary		300	(150)	150
Balance at 31 December 2006	25 116	3 070	1 202	29 388

Consolidated income statement

for the year ended 31 December Rm		Reviewed 2006	Audited 2005
Interest and similar income		28 521	23 234
Interest expense and similar charges		17 558	14 705
Net interest income		10 963	8 529
Impairment charge on loans and advances		1 483	1 189
Income from lending activities		9 480	7 340
Non-interest revenue*†		9 468	8 469
Operating income		18 948	15 809
Total expenses		11 886	11 017
Operating expenses*		11 740	10 469
Merger and recovery programme expenses			155
BEE transaction expenses		146	393
Indirect taxation		345	223
Profit from operations before non-trading and capital items		6 717	4 569
Non-trading and capital items		124	701
Impairment of goodwill		(70)	(1)
Net profit on sale of subsidiaries, investments and property and equipment		248	904
Net impairment of investments, property and equipment and capitalised development costs		(54)	(202)
Profit from operations		6 841	5 270
Share of profits of associates and joint ventures		153	167
Profit before direct taxation		6 994	5 437
Total direct taxation		1 933	1 140
Direct taxation		1 907	1 108
Taxation on non-trading and capital items		26	32
Profit for the year		5 061	4 297
Attributable to:			
Profit attributable to equity holders of the parent		4 533	3 836
Profit attributable to minority interest – ordinary shareholders		309	233
– preference shareholders		219	228
Profit for the year		5 061	4 297
Basic earnings per share	cents	1 135	966
Diluted earnings per share	cents	1 099	958
Dividend declared per share	cents	493	290
Dividend paid per share	cents	394	181

* Reclassification of transaction costs in NIR
[illegible]
† Foreign currency gains and losses are no longer separately disclosed, but included in non-interest revenue.

Consolidated balance sheet

at 31 December Rm	Reviewed 2006	Audited 2005
Assets		
Cash and cash equivalents	12 267	11 142
Other short-term securities	25 756	17 014
Derivative financial instruments	15 273	16 176
Government and other securities	22 196	22 658
Loans and advances	308 563	248 408
Other assets	12 468	11 601
Client's indebtedness for acceptances	2 577	1 291
Current taxation receivable	161	134
Investment securities	7 155	6 875
Non-current assets held for sale	490	385
Investments in associate companies and joint ventures	907	657
Deferred taxation asset	120	680
Investment property	158	163
Property and equipment	3 377	3 095
Long-term employee benefit assets	1 444	1 225
Computer software and capitalised development costs	1 286	1 320
Mandatory reserve deposits with central bank	7 039	5 747
Goodwill	3 695	3 687
Total assets	424 912	352 258
Total equity and liabilities		
Ordinary share capital	395	402
Ordinary share premium	9 727	10 465
Reserves	14 994	11 623
Total equity attributable to equity holders of the parent	25 116	22 490
Minority shareholders' equity attributable to		
– ordinary shareholders	1 202	1 049
– preference shareholders	3 070	2 770
Total equity	29 388	26 309
Derivative financial instruments	12 904	17 055
Amounts owed to depositors	324 685	261 311
Other liabilities	37 847	32 357
Liabilities under acceptances	2 577	1 291
Current taxation liabilities	434	466
Other liabilities held for sale	417	
Deferred taxation liabilities	1 649	959
Long-term employee benefit liabilities	1 215	1 071
Investment contract liabilities	5 278	4 166
Long-term debt instruments	8 518	7 273
Total liabilities	395 524	325 949
Total equity and liabilities	424 912	352 258
Guarantees on behalf of clients	15 250	11 064

Contingency note
[illegible]

Condensed consolidated cash flow statement

for the year ended 31 December Rm	Reviewed 2006	Audited 2005
Cash generated by operations	9 297	6 898
Change in funds for operating activities	(3 739)	2 023
Net cash generated from operating activities before taxation	5 558	8 921
Taxation paid	(953)	(852)
Cash flows from operating activities	4 605	8 069
Cash flows utilised by investing activities	(1 057)	(927)
Cash flows utilised by financing activities	(1 131)	(303)
Net increase in cash and cash equivalents	2 417	6 839
Cash and cash equivalents at the beginning of the year*	16 889	10 050
Cash and cash equivalents at the end of the year*	19 306	16 889

* Including mandatory reserve deposits with central bank.

Condensed operational segmental reporting

for the year ended 31 December	Reviewed December 2006 Rbn Total assets	Audited December 2005 Restated Rbn Total assets	Reviewed December 2006 Rm Operating income	Audited December 2005 Restated Rm Operating income	Reviewed December 2006 Rm Headline earnings	Audited December 2005 Restated Rm Headline earnings
Nedbank Capital	138	117	2 605	2 302	1 145	971
Nedbank Corporate	175	138	7 654	6 223	2 553	1 894
Nedbank Retail	125	96	8 581	7 208	1 463	896
Imperial Bank	30	22	982	740	193	147
Shared Services	9	9	228	306	(176)	104
Central management	12	15	(859)	(823)	(743)	(845)
Eliminations	(64)	(45)	(203)	(147)		
Total	425	352	18 948	15 809	4 435	3 167

Segmental reporting comparative results
[illegible]

Condensed geographical segmental reporting

for the year ended 31 December Rm	Reviewed December 2006 Operating income	Audited December 2005 Operating income*	Reviewed December 2006 Headline earnings	Audited December 2005 Headline earnings
South Africa	17 616	14 694	4 176	2 884
Business operations	17 612	14 568	4 512	3 406
BEE transaction costs			(121)	(334)
Merger and recovery programme expenses				(86)
Foreign currency translation gains	4	126	4	126
Profit attributable to minority interest – preference shareholders			(219)	(228)
Rest of Africa	657	512	76	135
Business operations	657	512	99	135
BEE transaction costs			(23)	
Rest of world	675	603	183	148
Business operations	675	603	183	182
Merger and recovery programme expenses				(34)
Total	18 948	15 809	4 435	3 167

* Restated

[illegible]







MAKE THINGS HAPPEN

NEDBANK GROUP

NEDBANK

Reviewed preliminary financial results

for the year ended 31 December 2006

OLD MUTUAL

Overview

Nedbank is a wholly owned subsidiary of Nedbank Group Limited, which is listed on the JSE Limited. These consolidated financial results are published to provide information to holders of Nedbank's listed non-redeemable non-cumulative preference shares.

Commentary relating to the consolidated Nedbank financial results is included in the Nedbank Group Limited group results, as presented to shareholders on 22 February 2007. Further information is provided on the website www.nedbankgroup.co.za

Board changes during the year

- Warren Clewlow retired as a non-executive director and Chairman after reaching the mandatory retirement age (4 May 2006).
- Chairman designate, Dr Reuel Khoza, succeeded Warren Clewlow as Chairman (4 May 2006).
- Julian Roberts resigned as a non-executive director (5 May 2006) following his appointment as Chief Executive Officer and a director of Old Mutual plc's subsidiary, Skandia.
- Thenjiwe Chikane was appointed as an independent non-executive director (1 November 2006).
- Rick Cottrell retired as an independent non-executive director after reaching the mandatory retirement age (30 November 2006).

Accounting policies

Nedbank Limited (the 'company') is a company domiciled in South Africa. The reviewed financial results of the company at and for the year ended 31 December 2006 comprise the company and its subsidiaries (together referred to as the 'group') and the group's interests in associates and jointly controlled entities.

The group's principal accounting policies have been applied consistently with those of the prior year, except where otherwise stated. These Nedbank reviewed financial results have been prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS). In the preparation of these financial results the group has assumed certain key sources of estimation in recording various assets and liabilities. These sources of estimation were the same as those applied to the consolidated financial statements as at the year ended 31 December 2005. These standards are subject to ongoing review and possible amendments and the results may therefore be subject to change at future reporting dates.

Restatement of 2005 results

1 *Reclassification of transaction costs in non-interest revenue (NIR)*
Expenses amounting to R51 million (2005: R70 million), directly related to NIR, have been reclassified from operating expenses, consistent with industry practice, and have been included in NIR.

These expenses represent transaction costs directly attributable to the acquisition of trading instruments recorded at fair values, which do not include transaction costs. The carrying amount of trading instruments, other than those at fair value through profit or loss, generally includes transaction costs. Consequently, transaction costs that would be included in the determination of the effective interest rate of the instruments and the interest attributable to the instrument have been disclosed within NIR. Comparative results have been restated accordingly.

2 *Goodwill on acquisition of BoE Bank Limited assets and liabilities by Nedbank Limited*
On the acquisition of the assets and liabilities of BoE Bank Limited, the excess of the purchase prices over the identifiable assets, liabilities and contingent liabilities was applied to reduce the loan amount owing to BoE Bank Limited. To align the accounting with the purchase agreement the excess amounting to R807 million has been raised as goodwill. Comparative results have been restated accordingly.

3 *Segmental reporting comparative results*
Segmental reporting comparative results were restated for 2005 to take account of the ongoing changes for improved profitability measurement. The restatements relate to the introduction, during 2006, of the group's STC costs in respect of dividends payable to each cluster, based on profitability, and the alignment of Imperial Bank's contribution, net of minorities, to exclude all group profitability measurement adjustments.

Reviewed results – auditors' opinion

The group's auditors, KPMG Inc. and Deloitte & Touche, have reviewed the condensed consolidated preliminary financial statements which comprise the balance sheet of Nedbank Limited and its subsidiaries at 31 December 2006, and the related consolidated income statement, condensed statement of changes in equity and condensed cash flow statement for the year then ended and their unmodified review opinion is available for inspection at the company's registered office.

Nedbank non-redeemable non-cumulative preference shares – declaration of dividend no 8

Notice is hereby given that preference dividend no 8 of 44,1369 cents per share has been declared for the period from 1 July 2006 to 31 December 2006, payable on Monday, 26 March 2007, to shareholders of the non-redeemable non-cumulative preference shares recorded in the books of the company at the close of business on Friday, 23 March 2007.

In accordance with the provisions of STRATE, the electronic settlement and custody system used by the JSE Limited, the relevant dates for the payment of the dividend are as follows:

Last day to trade cum dividend	Thursday, 15 March 2007
Shares trade ex dividend	Friday, 16 March 2007
Record date	Friday, 23 March 2007
Payment date	Monday, 26 March 2007

Share certificates may not be dematerialised or rematerialised between Friday, 16 March 2007, and Friday, 23 March 2007, both days inclusive.

Where applicable, dividends in respect of certificated shares will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders. Shareholders who have dematerialised their share certificates will have their accounts, at their CSDP or broker, credited on Monday, 26 March 2007.

For and on behalf of the board

RJ Khoza
Chairman

TA Boardman
Chief Executive

21 February 2007

Registered office: Nedbank Sandton, 135 Rivonia Road, Sandown, 2196
PO Box 1144, Johannesburg, 2000

Transfer secretaries: Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001; PO Box 61051, Marshalltown, 2107

Directors: Dr RJ Khoza (Chairman), Prof MM Katz (Vice-chairman), ML Ndlovu (Vice-chairman), TA Boardman* (Chief Executive), CJW Ball, MWT Brown*, TCP Chikane, BE Davison, N Dennis (British), MA Enus-Brey, Prof B de L Figaji, RM Head (British), JB Magwaza, ME Mkwanazi, CML Savage, GT Serobe, JH Sutcliffe (British) * Executive

Company Secretary: GS Nienaber

Sponsors: Investec Bank Limited, Nedbank Capital

Nedbank Limited Reg No 1951/000009/06
Incorporated in the Republic of South Africa

JSE share code: NBKP
ISIN code: ZAE000043667

Consolidated income statement

for the year ended 31 December Rm	Reviewed 2006	Audited 2005
Interest and similar income	27 089	22 574
Interest expense and similar charges	16 600	13 878
Net interest income	10 489	8 696
Impairment charge on loans and advances	1 465	987
Income from lending activities	9 024	7 709
Non-interest revenue*†	8 566	7 454
Operating income	17 590	15 163
Total expenses	11 725	10 494
Operating expenses*	11 581	10 195
Merger and recovery programme expenses		121
BEE transaction expenses	144	178
Indirect taxation	334	213
Profit from operations before non-trading and capital items	5 531	4 456
Non-trading and capital items	183	833
Impairment of goodwill	(1)	(1)
Profit on sale of subsidiaries, investments and property and equipment	242	934
Net impairment of investments, property and equipment and capitalised development costs	(58)	(100)
Profit from operations	5 714	5 289
Share of profits of associates and joint ventures	68	67
Profit before direct taxation	5 782	5 356
Direct taxation	1 645	898
Taxation on non-trading and capital items	24	37
Profit for the year	4 113	4 421
Attributable to:		
Profit attributable to equity holders of the parent	3 870	4 228
Profit attributable to minority interest – ordinary shareholders	243	193
Profit for the year	4 113	4 421

* 2005 restated
† Foreign currency gains and losses are no longer separately disclosed but included in non-interest revenue.

Condensed consolidated statement of changes in equity

Rm	Total equity attributable to equity holders of the parent	Preference share capital and premium	Minority interest attributable to preference shareholders	Minority interest attributable to ordinary shareholders	Total equity
Balance at 31 December 2004	16 550	2 770	245	558	20 123
Net income recognised directly in equity	209	–	–	122	331
Foreign currency translation reserve movement	64				64
Available-for-sale reserve movement	(42)				(42)
Revaluation of owner-occupied property	153				153
Share-based payments reserve movement	28				28
Capitalisation of minorities				107	107
Other	6			15	21
Profit for the year	4 228			193	4 421
Dividend paid to ordinary shareholders	(524)			(1)	(525)
Dividend paid to preference shareholders	(228)				(228)
Issues of shares net of expenses	477				477
Redemption of preference shares			(245)		(245)
Balance at 31 December 2005	20 712	2 770	–	872	24 354
Net income recognised directly in equity	337	–	–	–	337
Foreign currency translation reserve movement	88				88
Available-for-sale reserve movement	58				58
Revaluation of owner-occupied property	75				75
Share-based payments reserve movement	134				134
Other	(18)				(18)
Profit for the year	3 870			243	4 113
Dividend paid to ordinary shareholders	(668)			(10)	(678)
Dividend paid to preference shareholders	(219)				(219)
Shares issued/(repurchased) by subsidiary			300	(150)	150
Balance at 31 December 2006	24 032	2 770	300	953	28 057

Consolidated balance sheet

at 31 December Rm	Reviewed 2006	Audited 2005
Assets		
Cash and cash equivalents	11 165	10 586
Other short-term securities	13 855	9 496
Derivative financial instruments	10 314	12 534
Government and other securities	22 031	22 505
Loans and advances*	319 180	249 162
Other assets	5 120	5 088
Clients' indebtedness for acceptances	2 544	1 248
Current taxation receivable	138	119
Investment securities	2 385	2 419
Non-current assets held for sale	41	66
Investments in associate companies and joint ventures	880	397
Deferred taxation asset	48	626
Investment property	66	87
Property and equipment	3 323	3 039
Long-term employee benefit assets	1 357	1 225
Computer software and capitalised development costs	1 236	1 281
Mandatory reserve deposits with central bank	7 026	5 732
Goodwill*	1 360	1 370
Total assets	401 888	326 980
Total equity and liabilities		
Ordinary share capital	27	27
Ordinary share premium	14 422	14 422
Reserves	9 583	6 263
Total equity attributable to equity holders of the parent	24 032	20 712
Preference share capital and premium	2 770	2 770
Minority shareholders' equity attributable to		
– ordinary shareholders	953	872
– preference shareholders	300	
Total equity	28 057	24 354
Derivative financial instruments	11 540	15 463
Amounts owed to depositors	339 164	271 244
Other liabilities	9 090	5 224
Liabilities under acceptances	2 544	1 248
Current taxation liabilities	338	333
Deferred taxation liabilities	1 410	774
Long-term employee benefit liabilities	1 210	1 067
Long-term debt instruments	8 510	7 273
Total liabilities	373 831	302 626
Total equity and liabilities	401 888	326 980
Guarantees on behalf of clients	15 235	11 064

* 2005 restated

Contingency note

Historically a number of group companies entered into structured finance transactions with third parties using the tax base of these companies. Pursuant to the terms of the majority of these transactions, the underlying third party has contractually agreed to accept the risk of any tax being imposed by the South African Revenue Service ('SARS'), although the obligation to pay in the first instance rests with the group companies. It is only in limited cases where, for example, the credit quality of a client becomes doubtful, or where the client has specifically contracted out of the re-pricing of additional taxes, that the recovery from a client could be less than the liability that could arise on assessment, in which case provisions are made. SARS has examined the tax aspects of some of these types of structures and SARS could assess these structures in a manner contrary to that initially envisaged by the contracting parties. As a result group companies could be obliged to pay additional amounts to SARS and recover these from clients under the applicable contractual arrangements.

Condensed consolidated cash flow statement

for the year ended 31 December Rm	Reviewed 2006	Audited 2005
Cash generated by operations	8 114	6 673
Change in funds for operating activities	(5 267)	1 291
Net cash generated from operating activities before taxation	2 847	7 964
Taxation paid	(752)	(725)
Cash flows from operating activities	2 095	7 239
Cash flows utilised by investing activities	(730)	(302)
Cash flows from/(utilised by) financing activities	508	(201)
Net increase in cash and cash equivalents	1 873	6 736
Cash and cash equivalents at the beginning of the year*	16 318	9 582
Cash and cash equivalents at the end of the year*	18 191	16 318

* Including mandatory reserve deposits with central bank.

Condensed geographical segmental reporting

for the year ended 31 December Rm	Reviewed December 2006 Operating income	Audited December 2005 Operating income*	Reviewed December 2006 Headline earnings	Audited December 2005 Headline earnings
South Africa	17 616	14 694	4 176	2 834
Business operations	17 612	14 568	4 512	3 436
BEE transaction costs			(121)	(334)
Merger and recovery programme expenses				(86)
Foreign currency translation gains	4	126	4	126
Profit attributable to minority interest – preference shareholders			(219)	(228)
Rest of Africa	657	512	76	135
Business operations	657	512	99	135
BEE transaction costs			(23)	
Rest of world	675	603	183	148
Business operations	675	603	183	182
Merger and recovery programme expenses				(34)
Total per Nedbank Group	18 948	15 809	4 435	3 167
Fellow-subsidiary adjustments	(1 358)	(646)	(724)	265
Total	17 590	15 163	3 711	3 432

* Restated

Condensed operational segmental reporting

for the year ended 31 December	Reviewed December 2006 Rbn Total assets	Audited December 2005 Rbn Total assets*	Reviewed December 2006 Rm Operating income	Audited December 2005 Rm Operating income*	Reviewed December 2006 Rm Headline earnings	Audited December 2005 Rm Headline earnings*
Nedbank Capital	138	117	2 605	2 302	1 145	971
Nedbank Corporate	175	138	7 454	6 223	2 553	1 894
Nedbank Retail	125	96	8 591	7 208	1 463	896
Imperial Bank	30	22	952	740	193	147
Shared Services	9	9	228	306	(176)	104
Central management	12	15	(830)	(823)	(743)	(845)
Eliminations	(64)	(45)	(208)	(147)		
Total per Nedbank Group	425	352	18 948	15 809	4 435	3 167
Fellow-subsidiary adjustments	(23)	(25)	(1 358)	(646)	(724)	265
Total	402	327	17 580	15 163	3 711	3 432

* Restated

END




MAKE THINGS HAPPEN

These results and additional information are available on www.nedbankgroup.co.za